SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC FALLS 99.6% TO 0.04m GUESTS
COVID-19 AIRSPACE CLOSURES IMPACT APRIL TRAFFIC

Ryanair Holdings plc today (5 May) released April traffic statistics as follows:

	2019	2020	Growth
Ryanair Group	13.5m	0.04m	-99.6%
Ryanair	13.0m	0.04m	-99.6%
Lauda	0.5m	0.0m	-100%

Rolling Annual	144.3m	135.1m (96%)	-6%

●     Ryanair operated 600 scheduled flights (75,501 budget) in April incl. a number of rescue and medical flights on behalf of various EU Govts.
●     99% of April flights arrived on-time.
●     Due to multiple EU Govt flight bans and restrictions, Ryanair expects to carry minimal traffic during the months of May and June as well.

ENDS

For further information
please contact:                       Alejandra Ruiz                         Piaras Kelly
                                                Ryanair DAC                           Edelman Ireland
                                                Tel: +353-1-9451799               Tel: +353-1-6789333
                                                press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 May, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary